HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

January 22, 2002

SEC FILE NO. 82-5146

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) Form F – Company Information Sheet filed with the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited, dated January 14, 2002, published (in both English and Chinese language) in the Company's public website;

(2) The Company's announcement of resignation of an executive director, dated January 10, 2002, published (in both English and Chinese language) in the Company's public website;

(3) The Company's announcement of the unaudited consolidated first quarterly results for the three months ended September 30, 2001, dated November 12, 2001, published (in both English and Chinese language) in the Company's public website;

(4) The Company's notice of the board of directors' meeting to be held on November 12, 2001, dated October 30, 2001, published (in both English and Chinese language) in the Company's public website; and

(5) The Company's First Quarter Report 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

FORMS RELATING TO LISTING

Form F

The Growth Enterprise Market (GEM)

Company Information Sheet

FEB 14 2002

Company name : Vodatel Networks Holdings Limited

Stock code (ordinary shares): 8033

This information sheet contains certain particulars concerning the above company (the "Company") which is listed on the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong Limited (the "Exchange"). These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules"). They will be displayed at the GEM website on the Internet. This information sheet does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of 14th January 2002.

A. *General*

Place of incorporation	:	Bermuda
Date of initial listing on GEM	:	25th February, 2000
Name of Sponsor(s)	:	Core Pacific-Yamaichi Capital Limited
Names of directors *(please distinguish the status of the directors - Executive, Non-Executive or Independent Non-Executive)*	:	<u>Executive Directors</u>: Mr. José Manuel dos Santos Mr. Yim Hong Mr. Kuan Kin Man Ms. Monica Maria Nunes <u>Independent Non-Executive Directors</u>: Mr. Chui Sai Cheong Mr. Lo King Chiu, Charles
Name(s) of substantial shareholder(s) (as such term is defined in rule 1.01of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company	:	Eve Resources Limited : 293,388,000 ordinary shares (Taking into account of the full exercise of Over-allotment Options.)
Name(s) of company(ies) listed on GEM or the Main Board of the Stock Exchange within the same group as the Company	:	N/A

Financial year end date	:	30th June
Registered address	:	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Head office and principal place of business	:	Estrada D. Maria II, Ed. Industrial Cheong Long, 4/F B & C, Macau
Principal place of business in Hong Kong	:	Room 1401, 14/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
Web-site address (if applicable)	:	http://www.vodatelsys.com
Share registrar (Hong Kong)	:	Abacus Share Registrars Limited
Auditors	:	PricewaterhouseCoopers

B. Business activities

The Group is one of the leading network solution providers in the PRC, specialising in DDN, Frame Relay, ATM and IP technologies. The Group provides fully integrated services ranging from provision of networking equipment to network planning, design, installation and implementation as well as after-sales maintenance and technical support to public telecommunications service providers including China Telecom, China Unicom and China Mobile, and enterprises in the PRC and Macau markets.

Among the many major network communications projects in the PRC carried out by the Group, the Group launched the PRC's first public DDN in Shanghai, and the country's first provincial broadband Frame Relay / ATM network, which was based in the Hunan Province. Today, the Group supports the public data networks of China Telecom in 16 provinces, municipalities and autonomous regions in the PRC, including the public network of Guangdong China Telecom in the Guangdong Province which, the Directors believe, is the largest provincial network in the country.

The Group also operates representative offices in 13 provinces, all backed up by teams of local network engineers, and runs a 24-hour hotline centre in Zhuhai and a service hub in Guangzhou to provide nationwide backup support.

C. Ordinary shares

Number of ordinary shares in issue	:	607,984,000
Par value of ordinary shares in issue	:	HK$0.10 each
Board lot size (in number of shares)	:	2,000
Name of other stock exchange(s) on which ordinary shares are also listed	:	N/A

D. Warrants

Stock code	:	N/A
Board lot size	:	N/A
Expiry date	:	N/A
Exercise price	:	N/A

Conversion ratio *(Not applicable if the warrant is denominated in dollar value of conversion right)*	:	N/A
No. of warrants outstanding	:	N/A
No. of shares falling to be issued upon the exercise of outstanding warrants	:	N/A

E. Other securities

Details of any other securities in issue.
(i.e. other than the ordinary shares described in C above and warrants described in D above but including options granted to executives and/or employees).

Under a share option scheme approved by the shareholders of the Company, the Board of Directors of the Company may, at its discretion, grant options to eligible employees of the Group, including executive directors, to subscribe for shares in the Company. On 15th August 2000 and 1st August 2001 share options to subscribe for 1,450,000 shares and 2,088,000 shares were respectively granted to the Directors of the Company. As at 14th January 2002, none of the Directors exercised the share options granted on the above-mentioned dates.

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet ("the Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet, as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

José Manuel dos Santos	Yim Hong
Kuan Kin Man	Monica Maria Nunes
Chui Sai Cheong	Lo King Chiu, Charles

創業板

公司資料報表

香港聯合交易所有限公司對本資料報表的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本資料報表全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

公司名稱： Vodatel Networks Holdings Limited (愛達利網絡控股有限公司)

證券代號(普通股)： 8033

本資料報表列載若干有關上述在香港聯合交易所有限公司(「交易所」)創業板上市的公司(「該公司」)的資料。該等資料乃遵照香港聯合交易所有限公司《創業板證券上市規則》(「《創業板上市規則》」)的規定而提供，旨在向公眾提供有關該公司的資料。該等資料將會在互聯網的創業板網頁展示。本資料報表不應視作有關該公司及／或其證券的完整資料概要。

本報表的資料乃於 二零零二年一月十四日更新。

A. 一般資料

註冊成立地點	:	百慕達
在創業板首次上市日期	:	二零零零年二月二十五日
保薦人名稱	:	京華山一企業融資有限公司
董事姓名 (請列明董事的身份─執行、非執行或獨立非執行)	:	<u>執行董事</u>: Jose Manuel dos Santos 先生 嚴康先生 關鍵文先生 Monica Maria Nunes 女士 <u>獨立非執行董事</u>: 崔世昌先生 盧景昭先生
主要股東(定義見《創業板上市規則》第 1.01 條)的姓名／名稱及其各自於該公司的普通股及其他證券的權益	:	Eve Resources Limited : 293,388,000 普通股 (已計及悉數行使超額配股權)

在本交易所創業板或主板上市而與該公司屬同一集團的公司的名稱	:	無
財政年度結算日期	:	六月三十日
註冊地址	:	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
總辦事處及主要營業地點	:	澳門馬交石炮台馬路 昌龍工業大廈五樓 B 及 C 座
香港主要營業地點	:	香港干諾道中 168-200 號信德中心招商局大廈 14 樓 1401 室
網址(如適用)	:	http://www.vodatelsys.com
股份過戶登記處 (香港)	:	雅柏勤證券登記有限公司
核數師	:	羅兵咸永道會計師事務所

B.　　業務

本集團是中國大型網絡方案供應商，專攻數碼數據網絡、幀中繼、ATM 及 IP 技術。本集團向公共電信服務供應商包括中國電信，中國聯通和中國移動，以及國內及澳門兩地的企業客戶提供全面的服務，由提供網絡設備以至企劃、設計、安裝與調試網絡及售後保養與技術支援不等。

本集團的主要中國網絡通信項目，包括在上海建立全國首個公共數碼數據網絡及在湖南省建立全國首個省級寬頻幀中繼/異同步傳輸模式網絡。時至今日，本集團在全中國十六個省、市、及自治區爲當地中國電信的公共數據網絡提供服務，包括廣東省中國電信的公共網絡。董事相信，該網絡是全中國最大的省級公共網絡。

本集團於全國十三個省份設有辦事處，全部均由當地工程師隊伍提供技術支援。集團亦於珠海設有二十四小時熱線中心，並於廣州設有服務中心，以提供全國服務後勤支援。

C.　　普通股

已發行普通股數目	:	607,984,000
已發行普通股面值	:	每股 0.10 港元

每手買賣單位(股份數目)	:	2,000
其他證券交易所(該普通股份亦於其上市)的名稱	:	不適用

D. 權證

證券代號	:	不適用
每手買賣單位	:	不適用
屆滿日	:	不適用
行使價	:	不適用
換股比率(倘權證以換股權的幣值計算則不適用)	:	不適用
尚未行使的權證數目	:	不適用
因尚未行使的權證獲行使而須予發行的股份數目	:	不適用

E. 其他證券

任何已發行的其他證券的詳情。
(上文 C 所述的普通股及上文 D 所述的權證但包括授予行政人員及／或僱員的期權)。

根據本公司股東批準的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。於二零零零年八月十五日及二零零一年八月一日本公司分別授予若干董事可認購 1,450,000 股股份及 2,088,000 股股份的購股權。截至二零零二年一月十四日，董事概無行使任何於上述日期所授予的購股權。

責任聲明

公司於本聲明日期的在任董事(「董事」)謹表示共同及個別對資料報表所載資料(「該等資料」)的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，該等資料在所有重大方面乃屬真確、完整、及並無誤導，亦概無遺漏其他事實，致使該等資料有失實或誤導成份。

董事亦共同及個別承擔全部責任，於之前刊發的表格內所載的任何詳情不再準確後於合理而切實可行的情況下盡快提交經修訂的資料報表。

董事確認本交易所對該等資料概無任何責任，並承諾彌償本交易所因爲或由於該等資料而承擔的一切責任或蒙受的一切損失。

簽署：

Jose Manuel dos Santos	嚴康
關鍵文	Monica Maria Nunes
崔世昌	盧景昭

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

RESIGNATION OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") announces that Mr. Ho Kwok Hung has resigned as an executive director of the Company on 10 January, 2002.

The Board would like to take this opportunity to thank Mr. Ho for his past contributions to the Company and wish him all the best in his future endeavours.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 10 January, 2002

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least 7 days from the date of its posting.

* *For identification purpose only*

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

執行董事辭職

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)公佈，何國雄先生已於二零零二年一月十日辭去本公司執行董事一職。

董事會藉此機會就何先生以往對本公司之貢獻致謝，並祝何先生日後一切發展成功。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年一月十日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

(website: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel)

Highlights

- Turnover more than doubled to HK$210.9 million, with net profit reaching HK$27.0 million for the Three-Month Period

- Continued to capitalize on our established presence in 16 provinces, municipalities and autonomous regions in China, with strong orders from China Telecom

- Successful development of VodaMAX, an interactive digital remote monitoring and surveillance system

- Took a 15% equity stake in the Macau New Technologies Incubator Centre in Macau, with the Government of Macau as one of the shareholders

FIRST QUARTER RESULTS

On behalf of the Board of the Directors (the "Directors") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ended 30th September, 2001 ("Three-Month Period") together with the comparative unaudited figures for the corresponding period in 2000 as follows:

		Three months ended 30th September	
		2001	**2000**
	Note	*HK$'000*	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services		186,547	67,251
Sale of goods		24,412	12,684
Total turnover		210,959	79,935
Gross profit		50,121	23,390
Share of results of associates		(87)	(494)
Profit before taxation		31,707	14,867
Taxation	2	(4,994)	(2,341)
Profit after taxation		26,713	12,526
Minority interest		288	—
Profit for the period		27,001	12,526
Basic earnings per share (HK cents)	3	4.4	2.0

Notes:

1. **Basis of preparation**

   The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company 's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February, 2000.

   The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

   The combined results of the Group have been prepared as if the current group structure had been in existence throughout the period under review or since their respective dates of incorporation where this is a shorter period.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Taxation**

The taxation charge comprises: -

	Three months ended 30th September	
	2001	**2000**
	HK$'000	*HK$'000*
Hong Kong profits tax	—	—
Macau complimentary profits tax	4,994	2,341
	4,994	2,341

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the period under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau for the period under review.

3. **Earnings per share**

The calculation of the Group 's basic earnings per share for the Three-Month Period is based on the Group's profit attributable to shareholders of approximately HK$27.0 million (2000: approximately HK$12.5 million) and the weighted average number of approximately 612,184,331ordinary shares (2000: approximately 615,000,000 ordinary shares) in issue during the respective periods.

Diluted earning per share for the Three-Month Period and the corresponding period in 2000 respectively was not disclosed as there were no dilutive potential ordinary shares.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the Three-Month Period (2000: Nil).

BUSINESS REVIEW

Data Network Infrastructure

Sentiment of the global economy remains stagnant, which has been further hampered by the 911 incident. Nevertheless, with China's entering into World Trade Organization, China's economic activities stay heightened with both local and foreign companies exploring this huge potential market for new business opportunities. To support the opening up of China and its rapid economic development, telecommunications remains one of the key mandates

of the Government. Therefore, capitalizing on our established presence in 16 provinces, municipalities and autonomous regions in China, we continued to receive strong orders from China Telecom at both provincial and municipal levels to upgrade and expand their local public data networks. During the Three-Month Period, we are proud to be once again selected by Guangdong China Telecom and are being awarded the HK$124.0 million contract to expand its integrated networks, the largest public integrated data network in China. During the period, we have also completed shipments of the HK$14.0 million DDN expansion contract awarded by Hainan China Telecom and an aggregate contracts by Shanghai China Telecom, valued HK$16.0 million, to upgrade and expand its integrated data network. Other projects awarded to us during the Three-Month Period included the HK$7.2 million DDN expansion contract from Yantai China Telecom and the HK$36.6 million contract by Henan China Telecom to expand its DDN and to install ADSL.

With strong orders from China Telecom, turnover for the Three-Month Period more than doubled to HK$210.9 million, representing an increase of 1.6 times as compared to the corresponding period in 2000. Net profit grew approximately 1.2 times, reaching HK$27.0 million. As at 12th November, 2001, orders on hand amounted to HK$78.7 million.

Self-developed Products

During the Three-Month Period, we completed the development of an interactive digital remote monitoring and surveillance system, named VodaMAX, which allows organizations to remotely monitor large areas and multi-sites, such as post offices, hospitals, buildings, highways and airports. VodaMAX, which is based on TCP /IP protocols and operates under the familiar Windows GUI environment, allows transmission of video, image and voice signals over LAN, WAN or Internet.

Strategic Alliances

Macau New Technologies Incubator Centre ("Manetic") - In September 2001, Vodatel took a 15% equity stake in Manetic. With a paid-up capital of MOP10 million, Manetic is an incubator centre jointly formed by Vodatel, ten other business partners in Macau and the Government of Macau. This center, which takes the role of a mentor and business consultant, provides support to new start-up companies, such as strategic marketing, business management, financing and venture capital funding, and human resource development. In

addition to the paid-up capital, the Government of Macau will also provide a subsidy amounting to MOP13 million during the first year to establish the centre and a further operational funding of MOP15 million over the next two years.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 30th September, 2001, the interests of the directors and their associates in the share capital of the Company and its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,500	Personal
Mr. Ho Kwok Hung	706,000	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the board of directors of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 1st August, 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the company and certain employees of the group respectively.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as at 30th September, 2001:

Name of Directors	Date of Share Options Granted	Number of Shares Options Granted	Exercise Price *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Yim Hong	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Ho Kwok Hung	16th August 2000	290,000	1.19

As at 30th September, 2001, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2001, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

None of the directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) of the Company's sponsor, Core Pacific - Yamaichi Capital Limited ("Core Pacific - Yamaichi"), had any interest in the share capital of the Company as at 30th September, 2001.

Pursuant to the agreement dated 16th February, 2000 entered into between the Company and Core Pacific - Yamaichi, Core Pacific - Yamaichi has received and will receive a fee for acting as the Company's retained sponsor for the period from 16th February, 2000 to 30th June 2002.

AUDIT COMMITTEE

The Company established an audit committee on 10th February, 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 12th November, 2001

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least 7 days from the date of its publication.

* *For identification purpose only*

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板為帶有高投資風險的公司提供上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他經驗豐富投資者。

由於創業板上市的公司屬於新興性質，在創業板買賣的證券可能會較於聯交所主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依據該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本文件所載任何聲明產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳考慮後方始作出，並以公平合理的基準和假設為依據。

VODATELNETWORKSHOLDINGSLIMITED

愛 達 利 網 絡 控 股 有 限 公 司*

(在百慕達註冊成立的有限公司)

網址：http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

摘要

- 於三個月期間，營業額上升逾一倍達210,900,000港元，而純利則達27,000,000港元
- 本集團繼續憑已經在中國十六個省份、直轄市及自治區建立了龐大業務之優勢，取得中國電信的大量訂單
- 成功開發一個互動數碼遙距監察及偵測系統-VodaMAX
- 參與澳門創新科技中心15%股權，而澳門政府亦為該中心的股東之一

第一季業績

本人欣然代表愛達利網絡控股有限公司(「本公司」)董事會(「董事」)呈上本公司及其附屬公司(統稱為「本集團」)截至於二零零一年九月三十日止三個月(「三個月期間」)的經營業績，連同二零零零年同期的未經審核比較數字如下：

		截至九月三十日止三個月	
		二零零一年	二零零零年
	附註	千港元	千港元
數據網絡系統設計與開通及提供相關工程服務		186,547	67,251
貨品銷售		24,412	12,684
營業總額		210,959	79,935
毛利		50,121	23,390
應佔聯營公司之虧損		(87)	(494)

除稅前溢利		31,707	14,867
稅項	2	(4,994)	(2,341)
除稅後溢利		26,713	12,526
少數股東權益		288	—
期內溢利		27,001	12,526
基本每股盈利(港仙)	3	4.4	2.0

附註：

1. **編製基準**

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司的股份於二零零零年二月二十五日成功在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

本集團的合併業績，乃假設本集團現有架構於整個回顧期間經已存在或自其註冊成立日起(以較短者為準)已存在而編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. **稅項**

稅項支出包括：

	截至九月三十日止三個月	
	二零零一年	二零零零年
	千港元	千港元
香港利得稅	—	—
澳門補充利得稅	4,994	2,341
	4,994	2,341

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

澳門補充利得稅，是按於回顧期間本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

3. 每股盈利

三個月期間的基本每股盈利，是按本集團的股東應佔溢利約27,000,000港元(二零零零年：約12,500,000港元)及於該期間已發行普通股股份的加權平均數約612,184,331股(二零零零年：約615,000,000股普通股)計算。

由於並無具有攤薄作用之普通股，故並無披露分別於三個月期間及二零零零年同期的每股攤薄盈利。

中期股息

董事會不建議派付三個月期間的中期股息(二零零零年：零港元)。

業務回顧

數據網絡基建

持續呆滯的全球經濟氣氛因發生九一一事件而進一步加劇。然而，鑑於中國快將加入世界貿易組織，當地及外國公司正在於這個潛力龐大的市場開拓新商機，令當地經濟活動保持活躍。為支持中國的開放及急速的經濟增長，電訊仍然是政府的重點項目之一。因此，本集團憑已經在中國十六個省份、直轄市及自治區建立了龐大業務之優勢，繼續取得中國電信大量的省級及市級訂單，並為其提升及擴展當地的公眾綜合數據網絡。於三個月期間，本集團再次榮獲廣東中國電信挑選，獲得124,000,000港元的合約，為他們擴展其綜合網絡，該綜合網絡屬於中國最大的公眾網絡。於本期間，本集團獲海南中國電信批出價值14,000,000港元的DDN擴展工程，以及獲上海中國電信批出總值16,000,000港元的提升及擴展其綜合數據網絡的合約，其付運已經完成。於三個月期間，本集團獲得的其他工程，包括獲煙台中國電信批出價值7,200,000港元的DDN擴展合約，以及獲河南中國電信批出價值36,600,000港元的DDN擴展及安裝ADSL工程合約。

由於從中國電信取得大量的訂單，於三個月期間的營業額增長逾一倍達210,900,000港元，較二零零零年同期增加1.6倍。純利增長1.2倍達27,000,000港元。於二零零一年十一月十二日，手上的訂單為78,700,000港元。

自行開發產品

於三個月期間，本集團已完成名為VodaMAX的一個互動數碼遙距監察及偵測系統。該系統可讓各機構遙距監察廣大的面積範圍及多處地點，例如郵政局、醫院、大廈、高速公路及機場。VodaMAX是根據TCP/IP協議及在視窗圖形用戶接口環境下運作，讓視象、影象及聲音信號能夠於局域網絡、廣域網絡或互聯網上得以容易

策略性聯盟

澳門創新科技中心(「創科中心」)－於二零零一年九月，愛達利參與創科中心15%的股本權益。創科中心是由愛達利、十間其他之澳門商業伙伴及澳門政府聯合組成的孵化中心，擁有已繳股本10,000,000澳門元。該中心的角色為指導者及業務顧問，向剛開業的公司提供支援，例如策略性市場推廣、業務管理、融資及提供創業基金，以及人力資源開發。除已繳股本外，澳門政府亦將提供一筆達13,000,000澳門元之補助，作為成立該中心之用，並於首兩年內再投入15,000,000澳門元作為營運資金。

董事於股本及購股權的權益

於二零零一年九月三十日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條列(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益如下：

董事姓名	股份數目	權益類別
JoséManueldosSantos 先生	293,388,000	公司(附註)
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,500	個人
何國雄先生	706,000	個人

附註： 該批股份以Eve Resources Limited名義擁有，Eve Resources Limited的全部已發行股本由Santos先生全資擁有的一間公司持有，作為全權家族信託的信託人。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權經行使後所認購得的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權，已分別授予本公司的若干董事及本集團的若干僱員。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零一年九月三十日尚未行使：

董事姓名	獲授購股權的日期	獲授購股權數目	行使價
			港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
嚴康先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
關鍵文先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
何國雄先生	二零零零年八月十六日	290,000	1.19

於二零零一年九月三十日，並無任何上述授予董事之購股權獲行使或註銷。除上文所披露者外，各董事或彼等的聯繫人概無於本公司及其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或十八歲以下的子女)或行政總裁可藉着收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零一年九月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

保薦人權益

本公司的保薦人京華山一企業融資有限公司(「京華山一」)、其董事、僱員或聯繫人(按創業板上市規則第6.35條附註3內所述),於截至二零零一年九月三十日並無擁有任何本公司的股份。

根據本公司與京華山一於二零零零年二月十六日訂立的協議,京華山一已收取及將收取費用以為其於二零零零年二月十六日至二零零二年六月三十日期間繼續擔任本公司的保薦人。

審核委員會

本公司於二零零零年二月十日,按照符合創業板上市規則第5.23及第5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成,包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生與盧景昭先生。

購買、出售或贖回上市證券

於三個月期間,本公司或其任何附屬公司概無購買、出售或贖回任何本公司的上市證券。

承董事會命
愛達利網絡控股有限公司
主席
JoséManueldosSantos

二零零一年十一月十二日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at Estrada D. Maria II, Ed. Industrial Cheong Long, 4/F B & C, Macau on 12th November, 2001 at 4:00 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the three months ended 30th September, 2001 (the "First Quarter Results") and approve the draft announcement of the First Quarter Results to be published on the GEM website, the Company's website and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 30th October, 2001

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least 7 days from the date of its publication.

* *For identification purpose only*

VODATEL

VODATELNETWORKSHOLDINGSLIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)謹此公佈，董事會將於二零零一年十一月十二日下午四時正假座澳門馬交石炮台馬路昌龍工業大廈五樓B，C座舉行會議，以商討下列事項：

(1) 省覽及通過本公司及各附屬公司截至二零零一年九月三十日止三個月之未經審核綜合業績(「第一季度業績」)，並通過將第一季度業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2) 考慮派付中期股息(如有)；

(3) 考慮暫停辦理股份過戶登記手續(倘有需要)；及

(4) 商議任何其它業務。

承董事會命
愛達利網絡控股有限公司
主席
JoséManueldosSantos

香港，二零零一年十月三十日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司

(incorporated in Bermuda with limited liability)

FIRST QUARTER REPORT

2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- Turnover more than doubled to HK$210.9 million, with net profit reaching HK$27.0 million for the Three-Month Period

- Continued to capitalize on our established presence in 16 provinces, municipalities and autonomous regions in China, with strong orders from China Telecom

- Successful development of VodaMAX, an interactive digital remote monitoring and surveillance system

- Took a 15% equity stake in the Macau New Technologies Incubator Centre in Macau, with the Government of Macau as one of the shareholders

FIRST QUARTER RESULTS

On behalf of the Board of the Directors (the "Directors") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ended 30th September, 2001 ("Three-Month Period") together with the comparative unaudited figures for the corresponding period in 2000 as follows:

		Three months ended 30th September	
		2001	**2000**
	Note	*HK$'000*	*HK$'000*
Design and implementati on of data networking systems and provision of related engineering services		186,547	67,251
Sale of goods		24,412	12,684
Total turnover		210,959	79,935
Gross profit		50,121	23,390
Share of results of associates		(87)	(494)
Profit before taxation		31,707	14,867
Taxation	2	(4,994)	(2,341)
Profit after taxation		26,713	12,526
Minority interest		288	—
Profit for the period		27,001	12,526
Basic earnings per share (HK cents)	3	4.4	2.0

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February, 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

The combined results of the Group have been prepared as if the current group structure had been in existence throughout the period under review or since their respective dates of incorporation where this is a shorter period.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Taxation**

The taxation charge comprises: -

	Three months ended 30th September	
	2001	**2000**
	HK$'000	*HK$'000*
Hong Kong profits tax	—	—
Macau complimentary profits tax	4,994	2,341
	4,994	2,341

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the period under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau for the period under review.

3. **Earnings per share**

The calculation of the Group's basic earnings per share for the Three-Month Period is based on the Group's profit attributable to shareholders of approximately HK$27.0 million (2000: approximately HK$12.5 million) and the weighted average number of approximately 612,184,331ordinary shares (2000: approximately 615,000,000 ordinary shares) in issue during the respective periods.

Diluted earning per share for the Three-Month Period and the corresponding period in 2000 respectively was not disclosed as there were no dilutive potential ordinary shares.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the Three-Month Period (2000: Nil).

BUSINESS REVIEW

Data Network Infrastructure

Sentiment of the global economy remains stagnant, which has been further hampered by the 911 incident. Nevertheless, with China's entering into World Trade Organization, China's economic activities stay heightened with both local and foreign companies exploring this huge potential market for new business opportunities. To support the opening up of China and its rapid economic development, telecommunications remains one of the key mandates of the Government. Therefore, capitalizing on our established presence in 16 provinces, municipalities and autonomous regions in China, we continued to receive strong orders from China Telecom at both provincial and municipal levels to upgrade and expand their local public data networks. During the Three-Month Period, we are proud to be once again selected by Guangdong China Telecom and are being awarded the HK$124.0 million contract to expand its integrated networks, the largest public integrated data network in China. During the period, we have also completed shipments of the HK$14.0 million DDN expansion contract awarded by Hainan China Telecom and an aggregate contracts by Shanghai China Telecom, valued HK$16.0 million, to upgrade and expand its integrated data network. Other projects awarded to us during the Three-Month Period included the HK$7.2 million DDN expansion contract from Yantai China Telecom and the HK$36.6 million contract by Henan China Telecom to expand its DDN and to install ADSL.

With strong orders from China Telecom, turnover for the Three-Month Period more than doubled to HK$210.9 million, representing an increase of 1.6 times as compared to the corresponding period in 2000. Net profit grew approximately 1.2 times, reaching HK$27.0 million. As at 12th November, 2001, orders on hand amounted to HK$78.7 million.

Self-developed Products

During the Three-Month Period, we completed the development of an interactive digital remote monitoring and surveillance system, named VodaMAX, which allows organizations to remotely monitor large areas and multi-sites, such as post offices, hospitals, buildings, highways and airports. VodaMAX, which is based on TCP/IP protocols and operates under the familiar Windows GUI environment, allows transmission of video, image and voice signals over LAN, WAN or Internet.

Strategic Alliances

Macau New Technologies Incubator Centre ("Manetic") - In September 2001, Vodatel took a 15% equity stake in Manetic. With a paid-up capital of MOP10 million, Manetic is an incubator centre jointly formed by Vodatel, ten other business partners in Macau and the Government of Macau. This center, which takes the role of a mentor and business consultant, provides support to new start-up companies, such as strategic marketing, business management, financing and venture capital funding, and human resource development. In addition to the paid-up capital, the Government of Macau will also provide a subsidy amounting to MOP13 million during the first year to establish the centre and a further operational funding of MOP15 million over the next two years.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 30th September, 2001, the interests of the directors and their associates in the share capital of the Company and its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,500	Personal
Mr. Ho Kwok Hung	706,000	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the board of directors of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 1st August, 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the company and certain employees of the group respectively.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as at 30th September, 2001:

Name of Directors	**Date of Share Options Granted**	**Number of Share Options Granted**	**Exercise Price** *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Yim Hong	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Ho Kwok Hung	16th August 2000	290,000	1.19

As at 30th September, 2001, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules")) in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2001, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

None of the directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) of the Company's sponsor, Core Pacific - Yamaichi Capital Limited ("Core Pacific - Yamaichi"), had any interest in the share capital of the Company as at 30th September, 2001.

Pursuant to the agreement dated 16th February, 2000 entered into between the Company and Core Pacific - Yamaichi, Core Pacific - Yamaichi has received and will receive a fee for acting as the Company's retained sponsor for the period from 16th February, 2000 to 30th June, 2002.

AUDIT COMMITTEE

The Company established an audit committee on 10th February, 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 12th November, 2001

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司

(在百慕達註冊成立的有限公司)

第一季度報告

2002

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板為帶有高投資風險的公司提供上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他經驗豐富投資者。

由於創業板上市的公司屬於新興性質，在創業板買賣的證券可能會較於聯交所主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依據該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本文件所載任何聲明產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳考慮後方始作出，並以公平合理的基準和假設為依據。

摘 要

- 於三個月期間，營業額上升逾一倍達210,900,000港元，而純利則達27,000,000港元

- 本集團繼續憑已經在中國十六個省份、直轄市及自治區建立了龐大業務之優勢，取得中國電信的大量訂單

- 成功開發一個互動數碼遙距監察及偵測系統-VodaMAX

- 參與澳門創新科技中心15%股權，而澳門政府亦為該中心的股東之一

第一季業績

本人欣然代表愛達利網絡控股有限公司(「本公司」)董事會(「董事」)呈上本公司及其附屬公司(統稱為「本集團」)截至於二零零一年九月三十日止三個月(「三個月期間」)的經營業績，連同二零零零年同期的未經審核比較數字如下：

		截至九月三十日止三個月	
		二零零一年	二零零零年
	附註	*千港元*	*千港元*
數據網絡系統設計與開通及提供相關工程服務		186,547	67,251
貨品銷售		24,412	12,684
營業總額		210,959	79,935
毛利		50,121	23,390
應佔聯營公司之虧損		(87)	(494)
除稅前溢利		31,707	14,867
稅項	2	(4,994)	(2,341)
除稅後溢利		26,713	12,526
少數股東權益		288	—
期內溢利		27,001	12,526
基本每股盈利(港仙)	3	4.4	2.0

附註：

1. **編製基準**

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司的股份於二零零零年二月二十五日成功在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

本集團的合併業績，乃假設本集團現有架構於整個回顧期間經已存在或自其註冊成立日起(以較短者為準)已存在而編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. **稅項**

稅項支出包括：

	截至九月三十日止三個月	
	二零零一年	**二零零零年**
	千港元	*千港元*
香港利得稅	—	—
澳門補充利得稅	4,994	2,341
	4,994	2,341

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

澳門補充利得稅，是按於回顧期間本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

3. **每股盈利**

三個月期間的基本每股盈利，是按本集團的股東應佔溢利約27,000,000港元(二零零零年：約12,500,000港元)及於該期間已發行普通股股份的加權平均數約612,184,331股(二零零零年：約615,000,000股普通股)計算。

由於並無具有攤薄作用之普通股，故並無披露分別於三個月期間及二零零零年同期的每股攤薄盈利。

中期股息

董事會不建議派付三個月期間的中期股息(二零零零年：零港元)。

業務回顧

數據網絡基建

持續呆滯的全球經濟氣氛因發生九一一事件而進一步加劇。然而，鑑於中國快將加入世界貿易組織，當地及外國公司正在於這個潛力龐大的市場開拓新商機，令當地經濟活動保持活躍。為支持中國的開放及急速的經濟增長，電訊仍然是政府的重點項目之一。因此，本集團憑已經在中國十六個省份、直轄市及自治區建立了龐大業務之優勢，繼續取得中國電信大量的省級及市級訂單，並為其提升及擴展當地的公眾綜合數據網絡。於三個月期間，本集團再次榮獲廣東中國電信挑選，獲得124,000,000港元的合約，為他們擴展其綜合網絡，該綜合網絡屬於中國最大的公眾網絡。於本期間，本集團獲海南中國電信批出價值14,000,000港元的DDN擴展工程，以及獲上海中國電信批出總值16,000,000港元的提升及擴展其綜合數據網絡的合約，其付運已經完成。於三個月期間，本集團獲得的其他工程，包括獲煙台中國電信批出價值7,200,000港元的DDN擴展合約，以及獲河南中國電信批出價值36,600,000港元的DDN擴展及安裝ADSL工程合約。

由於從中國電信取得大量的訂單，於三個月期間的營業額增長逾一倍達210,900,000港元，較二零零零年同期增加1.6倍。純利增長1.2倍達27,000,000港元。於二零零一年十一月十二日，手上的訂單為78,700,000港元。

自行開發產品

於三個月期間，本集團已完成名為VodaMAX的一個互動數碼遙距監察及偵測系統。該系統可讓各機構遙距監察廣大的面積範圍及多處地點，例如郵政局、醫院、大廈、高速公路及機場。VodaMAX是根據TCP/IP協議及在視窗圖形用戶接口環境下運作，讓視象、影象及聲音信號能夠於局域網絡、廣域網絡或互聯網上得以容易傳輸。

策略性聯盟

澳門創新科技中心(「創科中心」)－於二零零一年九月，愛達利參與創科中心15%的股本權益。創科中心是由愛達利、十間其他之澳門商業伙伴及澳門政府聯合組成的孵化中心，擁有已繳股本10,000,000澳門元。該中心的角色為指導者及業務顧問，向剛開業的公司提供支援，例如策略性市場推廣、業務管理、融資及提供創業基金，以及人力資源開發。除已繳股本外，澳門政府亦將提供一筆達13,000,000澳門元之補助，作為成立該中心之用，並於首兩年內再投入15,000,000澳門元作為營運資金。

董事於股本及購股權的權益

於二零零一年九月三十日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條列(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益如下：

董事姓名	股份數目	權益類別
José Manuel dos Santos先生	293,388,000	公司*(附註)*
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,500	個人
何國雄先生	706,000	個人

附註：該批股份以Eve Resources Limited名義擁有，Eve Resources Limited的全部已發行股本由Santos先生全資擁有的一間公司持有，作為全權家族信託的信託人。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權經行使後所認購得的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權，已分別授予本公司的若干董事及本集團的若干僱員。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零一年九月三十日尚未行使：

董事姓名	獲授購股權的日期	獲授購股權數目	行使價 *港元*
José Manuel dos Santos先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
嚴康先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
關鍵文先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
何國雄先生	二零零零年八月十六日	290,000	1.19

於二零零一年九月三十日，並無任何上述授予董事之購股權獲行使或註銷。除上文所披露者外，各董事或彼等的聯繫人概無於本公司及其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或十八歲以下的子女)或行政總裁可藉着收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零一年九月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

保薦人權益

本公司的保薦人京華山一企業融資有限公司(「京華山一」)、其董事、僱員或聯繫人(按創業板上市規則第6.35條附註3內所述)，於截至二零零一年九月三十日並無擁有任何本公司的股份。

根據本公司與京華山一於二零零零年二月十六日訂立的協議，京華山一已收取及將收取費用以為其於二零零零年二月十六日至二零零二年六月三十日期間繼續擔任本公司的保薦人。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及第5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生與盧景昭先生。

購買、出售或贖回上市證券

於三個月期間，本公司或其任何附屬公司概無購買、出售或贖回任何本公司的上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零一年十一月十二日